

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
SUBJECT TO AMENDMENT AND COMPLETION, DATED OCTOBER 9, 2015.

New Business Netherlands N.V.

to be renamed

Ferrari N.V.

17,175,000 Common Shares

This is an initial public offering of common shares of New Business Netherlands N.V., to be renamed Ferrari N.V. ("Ferrari") shortly prior to completion of the offering. Fiat Chrysler Automobiles N.V. ("FCA") is selling 17,175,000 common shares of Ferrari, equal to approximately 9 percent of the Ferrari share capital. We are not selling common shares and we will not receive any of the proceeds from the sale of common shares by FCA. Prior to this offering, there has been no public market for our common shares. The estimated offering price is between $48 and $52 per common share.

This offering is intended to be part of a series of transactions to separate Ferrari from FCA. Following completion of this offering, FCA expects to transfer its remaining approximately 80 percent interest in us to FCA shareholders. For a description of the separation, see "The Restructuring and Separation Transactions." Although we currently expect the separation to be completed in early 2016, we cannot assure you that the separation will be carried out as described in this prospectus, completed within the expected timeline or completed at all.

We have applied for listing of our common shares on the New York Stock Exchange under the symbol "RACE".

We have a loyalty voting program. Investors who purchase common shares in the offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program effectively awards two votes for each qualifying common share by means of the issue of special voting shares. See "The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares" for additional information including terms and conditions relating to our loyalty voting program. We expect that FCA and Piero Ferrari, our minority shareholder, will participate in our loyalty voting program and, upon completion of this offering, will effectively hold two votes for each of their common shares. FCA shareholders that participate in FCA's loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the separation.

Investing in our common shares involves risk. See *Risk Factors* beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1) Assuming the underwriters do not exercise their option to purchase additional shares.

The selling shareholder has granted the underwriters the option to purchase up to an additional 1,717,150 common shares at the initial public offering price less an underwriting discount of $ per share for a period of 30 days after the date of this prospectus to cover over allotments, if any.

UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Allen & Company LLC, Banco Santander, S.A., BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Mediobanca—Banca di Credito Finanziario S.p.A. are acting as Joint Bookrunners and UBS Securities LLC is acting as Global Coordinator for the offering. The underwriters expect to deliver the common shares against payment in New York, New York on , 2015.

Joint Bookrunners

UBS Investment Bank **BofA Merrill Lynch**

Allen & Company LLC **Banco Santander** **BNP PARIBAS** **J.P. Morgan** **Mediobanca**

Prospectus dated , 2015.

- The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—"Earnings per Share" which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2012 in the Annual Consolidated Financial Statements and as though it had occurred effective January 1, 2014 in the Interim Condensed Consolidated Financial Statements. In particular:

  ○ The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.8 million, respectively, with an offset to retained earnings of €5.1 billion.

  ○ The issuance of 27,003,873 common shares and special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

  ○ The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20 to the Annual Consolidated Financial Statements and Notes 12 and 19 to the Interim Condensed Consolidated Financial Statements.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii) The issuance of the FCA Note:

- The FCA Note and subsequent refinancing have not been reflected in the Annual Consolidated Financial Statements and the Interim Condensed Consolidated Financial Statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note (as defined under "Unaudited Pro Forma Condensed Consolidated Financial Information") eliminate on consolidation.

The Group's financial information is presented in Euro. In some instances, information is presented in U.S. Dollars. All references in the prospectus to "Euro" and "€" refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to "U.S. Dollars," "U.S.$" and "$" refer to the currency of the United States of America (the "United States").

The language of the prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Certain totals in the tables included in this prospectus may not add due to rounding.

wealth creation and the growing affluent populations in those markets, while maintaining our historic control over the relative allocation of cars among regions in order to maintain proper balance of our supply to support both demand for our cars and our brand reputation over the long term.

Regular new model introductions and enhancements. We intend to continue our effective strategy of regularly launching new cars with enhanced technological innovations and design improvements, capitalizing on the speed and flexibility of our design, engineering and production processes. We also intend to alternate our new model launches among our distinct product segments in order to preserve the exclusivity and enduring value of each new car launch, while ensuring that our clients have continuing access to the latest technology and design. We will also continue periodically to design and launch limited edition supercars and very limited series and one-off cars, which command significantly higher prices, in order to satisfy the demands of our most affluent and loyal clients and to inspire our clients who purchase our Sports and GT cars to purchase our newer and enhanced models. Notwithstanding the regular introduction of new products, we intend to continue the practice of managing waiting lists in our various geographic markets to respond appropriately to relative levels of demand by balancing the need to enhance exclusivity while minimizing any concerns for client satisfaction. We expect that increasing technological content of our cars combined with clients' appetite for our distinctive designs will continue to support pricing at the upper end of the luxury performance market in each of our car segments.

Pursue Excellence in Formula 1 Racing. We intend to continue to pursue success in Formula 1 racing through Scuderia Ferrari, the most successful team in Formula 1 history. We believe that competitive success in Formula 1 racing both promotes our brand and excites passion in our employees, clients and other Ferrari enthusiasts and we will devote the resources we believe are required to maintain that success. In addition to the know-how we develop in designing, engineering and producing Formula 1 racing cars that we apply to our Sports and GT cars, we continue to believe that the success of our business, the image of our brand and the allegiance of our clients is enhanced by our racing success, which will, among other things, position us to extend the Ferrari brand into other luxury and lifestyle segments. More generally, we believe that our Formula 1 racing team allows us to promote and market our brand and technology to a global audience more effectively than traditional advertising activities, which enhances the aura of exclusivity around our brand.

Controlled growth in adjacent luxury and lifestyle categories. We intend to maintain the Ferrari brand's reputation for exclusivity and selectively extend the brand through initiatives that are compatible with our brand image and the loyal following we enjoy among our clients and other Ferrari enthusiasts. We expect over time to expand the Ferrari brand into a range of other luxury goods and in adjacent lifestyle categories through third party licensing and partnerships, but intend to do so only in a manner that preserves the strength and exclusivity of our brand. We also intend to expand our retail activities with balanced growth through new openings of direct point of sales in order to increase our presence in the United States and in Europe as well as improving our franchising activities in selected locations. We will also promote the Ferrari brand through carefully selected theme park locations that we believe will attract consumers including current clients as well as those who aspire to become our clients. We believe these strategies will allow us to extend the reach of our brand to additional consumers, which we believe will further enhance our position as a premier luxury lifestyle brand.

Corporate Structure and Proposed Separation

This offering is intended to be part of a series of transactions (the "Separation") to separate Ferrari from FCA, after which FCA would no longer hold any ownership interest in Ferrari. Shortly prior to the pricing of this offering, we carried out a restructuring of Ferrari, after which FCA owns 90 percent of our common shares and voting power and Piero Ferrari holds the remaining 10 percent.

In connection with the restructuring, FCA transferred to us all of the share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital in Ferrari S.p.A.), and in exchange we issued to FCA a note in the principal amount of €7.9 billion (the "FCA Note"). FCA then contributed cash of €5.1 billion to us in consideration of the issue by us to FCA of 156,917,727 of our common shares. A portion of the cash contribution we received from FCA was used to repay a portion of the FCA Note, following which the principal amount outstanding on the FCA Note is €2.8 billion. We expect to refinance the outstanding amount of the FCA Note through third party debt, either before or after the completion of the Separation, depending on market conditions and other factors.

Immediately following the offering, it is expected that FCA will own approximately 81 percent of our common shares (80 percent if the underwriters' option to purchase additional shares is exercised in full), Piero Ferrari will own 10 percent of our common shares (whether or not the underwriters' option to purchase additional shares is exercised) and public shareholders will own nine percent of our common shares (10 percent if the underwriters' option to purchase additional shares is exercised in full).

Following completion of the offering, FCA intends to transfer its remaining approximately 80 percent interest in Ferrari to FCA shareholders by way of demergers under Dutch law.

The Separation is currently expected to be completed in early 2016. However, completion of the Separation is subject to various conditions, risks and uncertainties and we cannot assure you that it will be completed in the manner described in this prospectus or at all.

Upon completion of the Separation, Ferrari N.V. would be the holding company of the Ferrari group through its 100 percent shareholding in Ferrari S.p.A. and FCA would no longer have an ownership interest in Ferrari N.V. Pursuant to the Separation, each holder of FCA common shares will receive one common share in FE New (our successor company, which will be renamed "Ferrari N.V." following the completion of the Separation) for every ten common shares held in FCA immediately prior to completion of the Separation, and each FCA shareholder participating in FCA's loyalty voting program will receive one special voting share in FE New for every ten special voting shares in FCA held prior to completion of the Separation. At the request of a holder of FCA common shares registered in FCA's loyalty register made within one month of the Separation, the three-year holding period required to qualify for Ferrari special voting shares will be deemed to have commenced at the time such holder's shares were placed in the FCA loyalty register. See "Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares." We expect that FCA and Piero Ferrari will participate in our loyalty voting program. Therefore, following the offering, we expect FCA will hold approximately 84.2 percent of the voting power in us and Piero Ferrari will hold approximately 10.5 percent of such voting power. See "Principal Shareholders and Related Party Transactions." Following the Separation, the common shares of Ferrari N.V. are expected to be held as follows:

- Exor S.p.A. ("Exor") (FCA's largest shareholder): approximately 23.6 percent (23.3 percent if the underwriters' option to purchase additional common shares in this offering is exercised in full);

- Piero Ferrari: 10 percent (whether or not the underwriters' option is exercised); and

- Public shareholders: approximately 66.4 percent (66.7 percent if the underwriters' option is exercised in full).

However, voting power in Ferrari will also depend on the number of special voting shares outstanding after the Separation. We expect that Piero Ferrari and any FCA shareholders participating in FCA's loyalty voting program at the time of completion of the Separation, including Exor, will receive special voting shares in connection with the Separation. If participation in the FCA loyalty voting program and our loyalty voting program remain unchanged through completion of the Separation, we expect that, after the Separation, Exor would hold approximately 33.4 percent of the voting power in us, Piero Ferrari would hold approximately 15.3 percent of the voting power in us and public shareholders would hold approximately 51.3 percent of the voting power in us (assuming that the underwriters' option to purchase additional shares is exercised in full). See "The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares."

The Offering

Common shares offered by the selling shareholder ……………………………	17,175,000 common shares
Common shares subject to underwriters' option to purchase additional common shares ………………………………	1,717,150 common shares
Common shares outstanding …………	188,921,600 common shares
Selling Shareholder ……………………	Fiat Chrysler Automobiles N.V. Following this offering, the selling shareholder will hold approximately 81 percent of our common shares (approximately 80 percent if the underwriters' option to purchase additional common shares is exercised in full).
Use of proceeds…………………………	We will not receive any proceeds from the sale of common shares in this offering, including any proceeds that the selling shareholder may receive from the exercise by the underwriters of their option to purchase additional common shares from the selling shareholder. See "Use of Proceeds."
Risk Factors……………………………	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.
Lock-up …………………………………	We, FCA, Piero Ferrari and certain of our directors and officers have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, pledge, sell, contract to sell or otherwise transfer or dispose of, all or a portion of the economic consequences of ownership of, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares for a period of 90 days after the date of this prospectus. For more information, see "Underwriting." However, this lock-up does not restrict the consummation of, or any activities by us or FCA in furtherance of, any of the transactions relating to the separation of Ferrari from FCA described under "The Restructuring and Separation Transactions."
Dividend policy …………………………	Our dividend policy will be determined by our Board of Directors as constituted following completion of this offering and the Separation. Payment of dividends on our common shares in the future will depend on general business conditions, our financial condition, earnings and liquidity, and other factors. Under our articles of association and Dutch law, dividends may be declared on our common shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to the law or our articles of association. Further, even if we are permitted under our articles of association and Dutch law to pay cash dividends on our common shares, we may not have sufficient cash to pay dividends in cash on our common shares.
Expected New York Stock Exchange ("NYSE") symbol ……………………	"RACE"

Summary Historical and Pro Forma Financial Data

The following tables set forth selected historical consolidated financial data and pro forma consolidated financial data of Ferrari. The historical consolidated financial data has been derived from the unaudited Interim Condensed Consolidated Financial Statements and the audited Annual Consolidated Financial Statements, both of which are included elsewhere in this prospectus. The pro forma consolidated financial data has been derived from the Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus.

The accompanying Annual Consolidated Financial Statements have been prepared in accordance with IFRS. The accompanying Interim Condensed Consolidated Financial Statements have been prepared in accordance with the requirements of IFRS and in particular in accordance with IAS 34—Interim Financial Reporting. The accounting principles applied in the Interim Condensed Consolidated Financial Statements are consistent with those used for the preparation of the Annual Consolidated Financial Statements, except as otherwise stated in "New standards and amendments effective from January 1, 2015" in the Notes to the Interim Condensed Consolidated Financial Statements.

As explained in "Note on Presentation," with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in the Annual Consolidated Financial Statements as though it had occurred effective January 1, 2012, and reflected in the Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2014. See "Note on Presentation."

The pro forma consolidated financial data has been prepared by applying unaudited pro forma adjustments to (i) our historical interim consolidated statement of financial position and our historical interim consolidated income statement at and for the six months ended June 30, 2015 included in the Interim Condensed Consolidated Financial Statements and (ii) our historical consolidated income statement for the year ended December 31, 2014 included in the Annual Consolidated Financial Statements, adjusted to give effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information" included in this prospectus. The pro forma consolidated financial data does not purport to represent what our actual results of operations would have been if such transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The pro forma consolidated financial data is presented for information purposes only.

The following information should be read in conjunction with "Note on Presentation," "Selected Historical Consolidated Financial And Other Data," "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements included elsewhere in this prospectus. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,		
	2015	2014	2015	2015	2014
			Pro Forma		
	(€ million, except for per share data)				
Net revenues	766	729	1,387	1,387	1,349
EBIT	122	105	218	218	185
Profit before taxes	114	106	188	212	187
Net profit	76	74	124	141	128
Attributable to:					
Owners of the parent	*75*	*73*	*123*	*140*	*126*
Non-controlling interest	*1*	*1*	*1*	*1*	*2*
Basic and diluted earnings per common share (in Euro)[1]	0.40	0.38	0.65	0.74	0.67

(1) See Note 12 to the Interim Condensed Consolidated Financial Statements for the calculation of Basic and Diluted earnings per common share.

9

Non-GAAP Consolidated Income Statement Measure

	For the three months ended June 30,		For the six months ended June 30,		
	2015	2014	2015	2015	2014
			Pro Forma		
	(€ million)				
Adjusted EBITDA ………………………………	194	177	354	354	325

        Adjusted EBITDA is a non-GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to net profit, the most directly comparable measure presented in accordance with IFRS. For additional information regarding Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA."

	For the three months ended June 30,		For the six months ended June 30,		
	2015	2014	2015	2015	2014
			Pro Forma		
	(€ million)				
Net profit ………………………………………	76	74	124	141	128
Income tax expense …………………………………	38	32	64	71	59
Net financial expenses/(income)……………………	8	(1)	30	6	(2)
Amortization and depreciation ……………………	70	72	130	130	140
EBITDA………………………………………	**192**	**177**	**348**	**348**	**325**
Expense related to the resignation of the former Chairman………………………………………	-	-	-	-	-
Expenses incurred in relation to the IPO …………	2	-	6	6	-
Adjusted EBITDA …………………………………	**194**	**177**	**354**	**354**	**325**

Consolidated Statement of Financial Position Data

	At June 30,		At December 31,	
	2015	2015	2014	2013
	Pro Forma			
	(€ million)			
Cash and cash equivalents ……………………………………………………	258	258	134	114
Deposits in FCA Group cash management pools[1] ……………………………	-	1,098	942	684
Total assets ……………………………………………………………………	3,901	5,001	4,641	3,895
Debt……………………………………………………………………………	2,267	567	510	317
Total equity …………………………………………………………………	(201)	2,599	2,478	2,316
Equity attributable to owners of the parent ………………………………	*(213)*	*2,587*	*2,470*	*2,290*
Non-controlling interests ……………………………………………………	*12*	*12*	*8*	*26*

(1) Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.

Consolidated Income Statement Data

	For the years ended December 31,			
	2014	2014	2013	2012
	Pro Forma			
	(€ million, except for per share data)			
Net revenues	2,762	2,762	2,335	2,225
EBIT	389	389	364	335
Profit before taxes	351	398	366	334
Net profit	231	265	246	233
Attributable to:				
Owners of the parent	227	261	241	225
Non-controlling interest	4	4	5	8
Basic and diluted earnings per common share (in Euro)[1]	1.20	1.38	1.27	1.19

(1) See Note 12 to the Annual Consolidated Financial Statements for the calculation of Basic and Diluted earnings per common share.

Non-GAAP Consolidated Income Statement Measure

	For the years ended December 31,			
	2014	2014	2013	2012
	Pro Forma			
	(€ million)			
Adjusted EBITDA	693	693	634	573

Adjusted EBITDA is a non-GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to net profit, the most directly comparable measure presented in accordance with IFRS. For additional information regarding Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA."

	For the years ended December 31,			
	2014	2014	2013	2012
	Pro Forma			
	(€ million)			
Net profit	231	265	246	233
Income tax expense	120	133	120	101
Net financial expenses/(income)	38	(9)	(2)	1
Amortization and depreciation	289	289	270	238
EBITDA	**678**	**678**	**634**	**573**
Expense related to the resignation of the former Chairman	15	15	-	-
Expenses incurred in relation to the IPO	-	-	-	-
Adjusted EBITDA	**693**	**693**	**634**	**573**

CAPITALIZATION

The following table sets forth (1) our historical capitalization at June 30, 2015 and (2) our pro forma capitalization at June 30, 2015, which gives effect to (a) the FCA Note of €2.8 billion, which was recognized as a result of the Restructuring, (b) the settlement of the FCA Note, which is assumed to be repaid using proceeds from the issuance of new third party financing and (c) the settlement of deposits in FCA's cash management pools, debt with FCA and receivables from financing activities with FCA on completion of the Separation. For an explanation of the effects of the pro forma adjustments and defined terms, see "Unaudited Pro Forma Condensed Consolidated Financial Information." We will not receive any proceeds from the sale of common shares in the offering.

You should read this table together with our Interim Condensed Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	At June 30, 2015	
	Historical	Pro Forma
	(€ thousand)	
Debt with FCA	428,039	-
Debt with third parties	138,639	2,266,943
Total Debt	**566,678**	**2,266,943**
Equity attributable to owners of the parent	2,586,838	(213,162)
Equity attributable to non-controlling interest	12,158	12,158
Total Equity	**2,598,996**	**(201,004)**
Total Capitalization[(1)]	**3,165,674**	**2,065,939**

_____

(1)   Total capitalization is defined as total debt and total equity.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of Ferrari and have been derived from the unaudited Interim Condensed Consolidated Financial Statements, the audited Annual Consolidated Financial Statements, both of which are included elsewhere in this prospectus, and unaudited financial information for 2010 and 2011. This financial information has been prepared in accordance with IFRS.

As explained in "Note on Presentation," with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in the Annual Consolidated Financial Statements as though it had occurred effective January 1, 2012, and reflected in the Interim Condensed Consolidated Financial Statements as though it had occurred effective January 1, 2014. See "Note on Presentation."

The following information should be read in conjunction with "Note on Presentation," "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements included elsewhere in this prospectus. Historical results for any period are not necessarily indicative of results for any future period.

Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,	
	2015	2014	2015	2014
	(€ million, except for per share data)			
Net revenues	766	729	1,387	1,349
EBIT	122	105	218	185
Profit before taxes	114	106	212	187
Net profit	76	74	141	128
Attributable to:				
Owners of the parent	*75*	*73*	*140*	*126*
Non-controlling interest	*1*	*1*	*1*	*2*
Basic and diluted earnings per common share (in Euro)[1]	0.40	0.38	0.74	0.67
Dividends paid per share (in Euro)	-	-	-	-

---

(1) See Note 12 to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At June 30, 2015	At December 31, 2014
	(€ million)	
Cash and cash equivalents	258	134
Deposits in FCA Group cash management pools[1]	1,098	942
Total assets	5,001	4,641
Debt	567	510
Total equity	2,599	2,478
Equity attributable to owners of the parent	*2,587*	*2,470*
Non-controlling interests	*12*	*8*
Share capital[2]	4	4
Common shares issued (in thousands of shares)[2]	188,922	188,922

---

(1) Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.

(2) See Note 19 to the Interim Condensed Consolidated Financial Statements for the calculation of share capital and common shares issued.

Other Statistical Information

	For the three months ended June 30,		For the six months ended June 30,	
	2015	2014	2015	2014
Shipments	2,059	1,936	3,694	3,668
Average number of employees for the period	2,942	2,833	2,922	2,825

Consolidated Income Statement Data

	For the years ended December 31,				
	2014	2013	2012	2011	2010
	(€ million, except per share data)				
Net revenues	2,762	2,335	2,225	2,067	1,831
EBIT	389	364	335	298	295
Profit before taxes	398	366	334	301	294
Net profit	265	246	233	196	202
Attributable to:					
Owners of the parent	*261*	*241*	*225*	*188*	*195*
Non-controlling interest	*4*	*5*	*8*	*8*	*7*
Basic and diluted earnings per common share (in Euro)[1]	1.38	1.27	1.19	n.a.	n.a.
Dividends paid per share (in Euro)	-	-	-	n.a.	n.a.

(1)   See Note 12 to the Annual Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At December 31,				
	2014	2013	2012	2011	2010
	(€ million, except shares issued)				
Cash and cash equivalents	134	114	100	94	61
Deposits in FCA Group cash management pools[1]	942	684	457	529	513
Total assets	4,641	3,895	3,465	3,369	3,051
Debt	510	317	261	522	354
Total equity	2,478	2,316	2,041	1,769	1,792
Equity attributable to owners of the parent	*2,470*	*2,290*	*2,019*	*1,748*	*1,777*
Non-controlling interests	*8*	*26*	*22*	*21*	*15*
Share capital[2]	4	4	4	n.a.	n.a.
Common shares issued (in thousands of shares)[2]	188,922	188,922	188,922	n.a.	n.a.

(1)   Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.

(2)   See Note 20 to the Annual Consolidated Financial Statements for the calculation of share capital and common shares issued.

Other Statistical Information

	For the years ended December 31,				
	2014	2013	2012	2011	2010
Shipments (in units)	7,255	7,000	7,405	7,195	6,573
Average number of employees for the period	2,843	2,774	2,708	2,709	2,779

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information (the "Unaudited Pro Forma Condensed Consolidated Financial Information") at and for the six months ended June 30, 2015 and for the year ended December 31, 2014 has been prepared by applying unaudited pro forma adjustments to (i) the historical interim consolidated statement of financial position and the historical interim consolidated income statement of the Company at and for the six months ended June 30, 2015 included in the Interim Condensed Consolidated Financial Statements and (ii) the historical consolidated income statement of the Company for the year ended December 31, 2014 included in the Annual Consolidated Financial Statements. The Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements are included elsewhere in this prospectus.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA through the Separation. The Separation is expected to occur through a series of transactions including (i) an intra-group restructuring which will result in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari's 10 percent shareholding in Ferrari S.p.A. to us, in exchange for Piero Ferrari receiving an equivalent amount of our common shares, (iii) this initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA's remaining interest in us to its shareholders.

The transactions described above in (i) and (ii) (which are referred to collectively as the "Restructuring") were completed on October   , 2015 through the following steps:

- We acquired from Ferrari North Europe Limited (a 100 percent owned subsidiary of Ferrari S.p.A.) its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange we issued to Ferrari North Europe Limited a note in the principal amount of £2.7 million (the "FNE Note").

- FCA transferred to us all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital in Ferrari S.p.A.), and in exchange we issued to FCA a note in the principal amount of €7.9 billion (the "FCA Note").

- FCA contributed cash of €5.1 billion to us in consideration of the issue to FCA of 156,917,727 of our common shares and 161,917,727 special voting shares. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of our common shares outstanding. The cash proceeds received from FCA were used to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which, following the application of the net proceeds from the intercompany settlement described below, is expected to be refinanced through third party debt, as further discussed below.

- Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to us and in exchange we issued to Piero Ferrari 27,003,873 of our common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and an equivalent number of special voting shares, equal to 10 percent of our common shares outstanding. We did not receive any cash consideration as part of this transaction.

With the exception of the FCA Note and the subsequent refinancing, the Restructuring has been retrospectively reflected in the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements (see Note 1 to the Annual Consolidated Financial Statements and Interim Condensed Consolidated Financial Statements for further details).

The Unaudited Pro Forma Condensed Consolidated Financial Information give effect to the following transactions (together the "Transactions"):

- The recognition, as a result of the Restructuring, of the residual principal amount under the FCA Note of €2.8 billion;

- The settlement of deposits in FCA's cash management pools, debt with FCA and receivables from financing activities with FCA on completion of the Separation, resulting in net cash proceeds to us of approximately €672 million, which will be used to partially repay the FCA Note.

The settlement of the outstanding principal amount of the FCA Note, which is assumed to be repaid using the proceeds from the issuance of new third party financing. Solely for the purposes of the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information, the net proceeds from the new third party financing are estimated to be approximately €2,128 million, based on the estimated principal amount of the new third party financing of €2,150 million, net of the estimated associated transaction costs of approximately €22 million. The estimated interest rate on the financing has been assumed to be approximately 2 percent.

The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note have no impact on the Unaudited Pro Forma Condensed Consolidated Financial Information as Ferrari North Europe Limited was one of our existing subsidiaries, therefore these intercompany transactions were eliminated in the Interim Condensed Consolidated Financial Statements and the Annual Consolidated Financial Statements.

The unaudited pro forma condensed consolidated income statements include pro forma adjustments which are factually supportable and recurring in nature. The unaudited pro forma condensed consolidated statement of financial position includes pro forma adjustments for items that have a continuing impact and for non-recurring items that are factually supportable and directly attributable to the Transactions. The unaudited pro forma condensed consolidated income statements have been prepared as though the Transactions occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of financial position has been prepared as though the Transactions occurred on June 30, 2015. The Unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what our actual results of operations would have been if the Transactions had actually occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for informational purposes only.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. In particular, FCA currently provides many corporate functions on our behalf, including but not limited to, finance, legal, treasury, internal audit, investor relations, information technology and human resource activities. Our historical consolidated financial statements include expenses directly incurred by the FCA Group for the procurement of services on our behalf of €5,556 thousand for the six months ended June 30, 2015 (€10,486 thousand, for the year ended December 31, 2014) and corporate costs re-charged to the Group by FCA of €1,401 thousand for the six months ended June 30, 2015 (€2,952 thousand for the year ended December 31, 2014). These costs may not be representative of the future costs we will incur as an independent public company.

We currently estimate that the incremental costs we will incur during our transition to being a stand-alone public company will not be material. We have not adjusted the Unaudited Pro Forma Condensed Consolidated Financial Information for these costs because either (i) they are not expected to have an ongoing impact on our operating results or (ii) they would need to be estimated based on subjective judgments and assumptions, and therefore would not be factually supportable. The transition-related costs include, but are not limited to:

- incremental finance, legal, treasury, internal audit, investor relations, information technology, human resource and Board of Directors costs relating to operating as a stand-alone public company;

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position
at June 30, 2015

	Historical	Unaudited Pro Forma Adjustments			Pro Forma at June 30, 2015
		FCA Note	Intercompany Settlement	Settlement of FCA Note	
			(€ thousand)		
		(A)	*(B)*	*(C)*	
Assets					
Goodwill	787,178	-	-	-	787,178
Intangible assets	282,683	-	-	-	282,683
Property, plant and equipment	588,697	-	-	-	588,697
Investments and other financial assets	48,351	-	-	-	48,351
Deferred tax assets	148,707	-	-	-	148,707
Total non-current assets	**1,855,616**	**-**	**-**	**-**	**1,855,616**
Inventories	352,425	-	-	-	352,425
Trade receivables	154,290	-	-	-	154,290
Receivables from financing activities	1,182,544	-	(1,340)	-	1,181,204
Current tax receivables	10,159	-	-	-	10,159
Other current assets	83,047	-	-	-	83,047
Current financial assets	6,523	-	-	-	6,523
Deposits in FCA's cash management pools	1,098,395	-	(1,098,395)	-	-
Cash and cash equivalents	257,527	-	671,696	(671,696)	257,527
Total current assets	**3,144,910**	**-**	**(428,039)**	**(671,696)**	**2,045,175**
Total assets	**5,000,526**	**-**	**(428,039)**	**(671,696)**	**3,900,791**
Equity and liabilities					
Equity attributable to owners of the parent	2,586,838	(2,800,000)	-	-	(213,162)
Non-controlling interest	12,158	-	-	-	12,158
Total equity	**2,598,996**	**(2,800,000)**	**-**	**-**	**(201,004)**
Employee benefits	77,500	-	-	-	77,500
Provisions	139,493	-	-	-	139,493
Deferred tax liabilities	22,713	-	-	-	22,713
Debt with FCA	428,039	2,800,000	(428,039)	(2,800,000)	-
Debt with third parties	138,639	-	-	2,128,304	2,266,943
Other liabilities	669,701	-	-	-	669,701
Other financial liabilities	165,833	-	-	-	165,833
Trade payables	577,939	-	-	-	577,939
Current tax payables	181,673	-	-	-	181,673
Total equity and liabilities	**5,000,526**	**-**	**(428,039)**	**(671,696)**	**3,900,791**

(A) This adjustment reflects the residual principal amount under the FCA Note obligation of €2.8 billion incurred in connection with the Restructuring.

(B) This adjustment reflects the anticipated settlement of deposits in FCA's cash management pools, debt with FCA and receivables from financing activities with FCA which will be settled in cash on completion of the Separation. Trade intercompany receivables and payables will be settled in the normal course of business. The net cash of €671.7 million will be used to partially settle the residual principal amount under the FCA Note.

(C) This adjustment reflects the anticipated settlement of the €2.8 billion FCA Note which is assumed to be repaid using the proceeds from the intercompany settlement and, for the remainder, from the issuance of new third party financing. Solely for the purposes of the preparation of the Unaudited Pro Forma Condensed Consolidated Financial Information, the net proceeds from the new third party financing are estimated to be approximately €2,128 million, based on the estimated principal amount of the new third party financing of €2,150 million, net of the estimated associated transaction costs of approximately €22 million. The estimated interest rate on the financing has been assumed to be approximately 2 percent.


**Unaudited Pro Forma Condensed Consolidated Income Statement
for the six months ended June 30, 2015**


	Historical	Unaudited Pro Forma Adjustments Settlement of FCA Note	Unaudited Pro Forma
		(€ thousand) *(D)*	
Net revenues	1,386,737	-	1,386,737
Cost of sales	721,738	-	721,738
Selling, general and administrative costs	152,100	-	152,100
Research and development costs	291,106	-	291,106
Other expenses, net	3,788	-	3,788
EBIT	**218,005**	**-**	**218,005**
Net financial (expenses)/income	(5,962)	(23,670)	(29,632)
Profit before taxes	**212,043**	**(23,670)**	**188,373**
Income tax expense	71,064	(6,509)	64,555
Net profit	**140,979**	**(17,161)**	**123,818**
Net profit attributable to:			
Owners of the parent	*139,634*	*(17,161)*	*122,473*
Non-controlling interests	*1,345*	*-*	*1,345*
Basic and diluted earnings per common share (in €)[(E)]	0.74		0.65

(D)   This adjustment reflects:

- *the additional finance expense which we expect to incur on the issuance of approximately €2,150 million of new third party financing in connection with the settlement of the FCA Note. As previously explained, solely for the purposes of the preparation of the Unaudited Condensed Consolidated Pro Forma Financial Information, we have estimated the interest rate on the borrowings to be approximately 2 percent and the associated estimated transaction costs to be €22 million. The transaction costs are assumed to be amortized over 5 years. Interest expense may be higher or lower depending on the actual interest rate of the borrowings that we enter into. A 10 basis points change to the annual interest rate would change interest expense by approximately €2.2 million on an annual basis.*

- *the tax effect on such adjustment has been calculated using the statutory tax rate of 27.5 percent that would be applicable to the entity incurring the debt.*

(E)   Our historical and pro forma earnings per share and pro forma weighted average shares outstanding are based on our post transaction capital structure, as a result of which we will have 188,921,600 common shares outstanding.

Unaudited Pro Forma Condensed Consolidated Income Statement
for the year ended December 31, 2014

	Historical	Unaudited Pro Forma Adjustments Settlement of FCA Note	Unaudited Pro Forma
		(€ thousand) (D)	
Net revenues ………………………………………	2,762,360	-	2,762,360
Cost of sales……………………………………………	1,505,889	-	1,505,889
Selling, general and administrative costs ………………	300,090	-	300,090
Research and development costs ………………………	540,833	-	540,833
Other expenses, net ……………………………………	26,080	-	26,080
EBIT…………………………………………………	**389,468**	**-**	**389,468**
Net financial (expenses)/income ………………………	8,765	(47,339)	(38,574)
Profit before taxes…………………………………	**398,233**	**(47,339)**	**350,894**
Income tax expense……………………………………	133,218	(13,018)	120,200
Net profit …………………………………………	**265,015**	**(34,321)**	**230,694**
Net profit attributable to:			
Owners of the parent ………………………………	*261,371*	*(34,321)*	*227,050*
Non-controlling interests …………………………	*3,644*	*-*	*3,644*
Basic and diluted earnings per common share (in €)[(E)] …	1.38		1.20

(D) This adjustment reflects:

- *the additional finance expense which we expect to incur on the issuance of approximately €2,150 million of new third party financing in connection with the settlement of the FCA Note. As previously explained, solely for the purposes of the preparation of the Unaudited Condensed Consolidated Pro Forma Financial Information, we have estimated the interest rate on the borrowings to be approximately 2 percent and the associated estimated transaction costs to be €22 million. The transaction costs are assumed to be amortized over 5 years. Interest expense may be higher or lower depending on the actual interest rate of the borrowings that we enter into. A 10 basis points change to the annual interest rate would change interest expense by approximately €2.2 million on an annual basis.*

- *the tax effect on such adjustment has been calculated using the statutory tax rate of 27.5 percent that would be applicable to the entity incurring the debt.*

(E) Our historical and pro forma earnings per share and pro forma weighted average shares outstanding are based on our post transaction capital structure, as a result of which we will have 188,921,600 common shares outstanding.

of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012.

	For the three months ended June 30,		For the six months ended June 30,		For the years ended December 31,		
	2015	2014	2015	2014	2014	2013	2012
	(€ million)						
EBIT	122	105	218	185	389	364	335
Expense related to the resignation of the former Chairman....	-	-	-	-	15	-	-
Expenses incurred in relation to the IPO	2	-	6	-	-	-	-
Adjusted EBIT	**124**	**105**	**224**	**185**	**404**	**364**	**335**

Net Cash/(Net Debt)

Net Cash /(Net Debt) is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash/(Net Debt) at June 30, 2015, December 31, 2014 and 2013, using information derived from our consolidated statement of financial position and on a pro forma basis at June 30, 2015, using information derived from our unaudited pro forma condensed consolidated statement of financial position, each included elsewhere in this prospectus.

	At June 30,		At December 31,	
	2015	2015	2014	2013
	(Pro Forma)	(Historical)	(Historical)	(Historical)
	(€ million)			
Cash and cash equivalents	258	258	134	114
Deposits in FCA Group cash management pools.........................	-	1,098	942	684
Financial liabilities with FCA Group	-	(428)	(379)	(242)
Financial liabilities with third parties	(2,267)	(139)	(131)	(76)
Total Net Cash/(Net Debt)	**(2,009)**	**789**	**566**	**480**

Free Cash Flow

Free Cash Flow is one of management's primary key performance indicators to measure the Group's performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012 using information derived from our consolidated statement of cash flows:

	For the six months ended June 30,		For the years ended December 31,		
	2015	2014	2014	2013	2012
	(€ million)				
Cash flows from operating activities	416	262	426	454	463
Cash flows used in investing activities	(152)	(128)	(290)	(267)	(258)
Free Cash Flow...	**264**	**134**	**136**	**187**	**205**

Constant Currency Information

The "Results of Operations" discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the effective tax rate net of IRAP, from 25.6 percent in 2012 to 28.1 percent in 2013. In particular, for the year ended December 31, 2012, we accounted for previously unrecognized deferred tax assets of €8 million, which resulted in a substantial decrease of the effective tax rate. Excluding the impact of the previously unrecognized deferred tax assets, the effective tax rate would have been substantially unchanged, amounting to 28.0 percent for the year ended December 31, 2012 as compared to 28.1 percent for the year ended December 31, 2013.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2015 are expected to be between €350 million to €400 million, mainly relating to property, plant and equipment and capitalized research and development, which we plan to fund primarily with cash generated from our operating activities. In connection with the Restructuring, we will enter into the FCA Note, which we expect to subsequently refinance using third party financing (see "Unaudited Pro Forma Condensed Consolidated Financial Information"). We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations, including those resulting from the Restructuring, and fund our business and capital expenditures.

Historically cash generated from operating activities has been sufficient to support the liquidity requirements of the business. Our Net Cash position increased from €480 million at December 31, 2013 to €566 million at December 31, 2014 mainly due to positive Free Cash Flow (cash provided from operating activities less cash used in investment activities) of €136 million for the year ended December 31, 2014 (€187 million and €205 million for the years ended December 31, 2013 and 2012, respectively). Our Net Cash position increased from €566 million at December 31, 2014, to €789 million at June 30, 2015, primarily driven by positive Free Cash Flow of €264 million for the six months ended June 30, 2015.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and, therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Therefore, our liquidity is essentially represented by deposits in FCA cash management pools.

Our debt is mainly with the FCA Group and to a lesser extent with third parties and primarily relates to the financing of the financial services portfolios with the dealer network and clients. At June 30, 2015, we had total debt of €567 million (€510 million at December 31, 2014, and €318 million at December 31, 2013), of which €139 million (€131 million at December 31, 2014, and €76 million at December 31, 2013) was with third parties and the remainder with the FCA Group.

Our debt position is expected to change significantly as a result of the Restructuring transactions and, in particular, the issue of the FCA Note which is expected to have a principal amount outstanding of €2.8 billion immediately following the Restructuring. The FCA Note is expected to mature on April 4, 2016 and bear interest at a rate of 2.00% per year, payable on January 4, 2016 and April 4, 2016. The terms of the FCA Note will allow for voluntary early repayment by us of up to the entire principal amount and include a covenant restricting our ability to enter into certain secured financing arrangements.

As a result of the Separation, deposits in FCA's cash management pools, debt with FCA (excluding the FCA Note) and receivables from financing activities with FCA will be settled. We also intend to refinance the FCA Note using third party financing. On a pro forma basis at June 30, 2015, our Net Debt would be equal to €2.0 billion. See "Unaudited Pro Forma Condensed Consolidated Financial Information" and "The Restructuring and Separation Transactions".

For the year ended December 31, 2012, investments in plant, machinery and equipment of €89 million, were composed of €47 million related to investments in engine assembly lines, €12 million for equipment and machinery, and €5 million related to wind tunnel upgrade and improvement. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars. For the year ended December 31, 2012, capital expenditures related to engine assembly lines include investments made in the V6 engine assembly line, the products of which are sold to Maserati.

Advances and assets under construction for the six months ended June 30, 2015 amounted to €17 million (€15 million for the six months ended June 30, 2014) and €76 million for the year ended December 31, 2014 (€11 million and €52 million for the years ended December 31, 2013 and 2012, respectively).

In particular for the six months ended June 30, 2015, and for the six months ended June 30, 2014, advances and assets under construction primarily related to investments in car production lines. For the year ended December 31, 2014, advances and assets under construction included €26 million related to the construction of the new building to house our Formula 1 racing team activities (€10 million for the year ended December 2013), €37 million related to the production line of the 488 GTB, which was launched in 2015, and €13 million in the construction of a new assembly line of V6 engines to be used in the Formula 1 World Championship.

Net Cash/(Net Debt)

Net Cash/(Net Debt) is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash/(Net Debt) at June 30, 2015, December 31, 2014 and 2013, using information derived from the consolidated statement of financial position and on a pro forma basis at June 30, 2015 using information derived from our unaudited pro forma condensed consolidated statement of financial position, each included elsewhere in this prospectus.

| | At June 30, | | At December 31, | |
	2015 (Pro Forma)	2015 (Historical)	2014 (Historical)	2013 (Historical)
	(€ million)			
Cash and cash equivalents	258	258	134	114
Deposits in FCA Group cash management pools	-	1,098	942	684
Total liquidity	**258**	**1,356**	**1,076**	**798**
Financial liabilities with FCA Group	-	(428)	(379)	(242)
Financial liabilities with third parties	(2,267)	(139)	(131)	(76)
Total Net Cash/(Net Debt)	**(2,009)**	**789**	**566**	**480**

Cash and cash equivalents

Cash and cash equivalents of €258 million at June 30, 2015 (€134 million at December 31, 2014 and €114 million at December 31, 2013) consist primarily of bank current accounts. Our cash and cash equivalents are denominated in various currencies and available to certain subsidiaries which operate in areas other than the United States and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During the six months ended June 30, 2015, Maserati fully settled the receivable, which at December 31, 2014 amounted to €147 million, deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

Contractual Obligations

The following table summarizes payments due under our significant contractual commitments at December 31, 2014:

	Payments due by period				
	1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(€ million)				
Long-term debt[1]	3	13	5	1	22
Operating lease obligations[2]	9	13	3	-	25
Unconditional minimum purchase obligations[3]	56	41	7	6	110
Purchase obligations[4]	52	-	-	-	52
Total contractual obligations	**120**	**67**	**15**	**7**	**209**

(1) Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due. Contractual obligations for interest payments are based on contractual terms and current interest rates on our long-term debt obligations and amount to €323 thousand due within one year, €490 thousand due from one to three years, €296 thousand due from three to five years and €416 thousand due after five years. For additional information see Note 23 "Debt" to our Annual Consolidated Financial Statements included elsewhere in this prospectus. The table above does not include short-term debt obligations or the credit line with FCA. Our long-term debt is expected to change significantly as a result of the Restructuring transactions and, in particular, the issue of the FCA Note which is expected to have a principal amount outstanding of €2.8 billion following the Restructuring. We intend to refinance the FCA Note using third party financing. See "Unaudited Pro Forma Condensed Consolidated Financial Information".

(2) Operating lease obligations mainly relate to leases for commercial properties and certain assets used in our business.

(3) Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages. In particular, such agreements primarily relate to the purchase of research and development services and to a lesser extent, tooling obligations.

(4) Purchase obligations represent obligations to purchase property, plant and equipment of €52 million due within one year.

The long-term debt obligations reflected in the table above can be reconciled to the amount in the statement of financial position at December 31, 2014 as follows:

	Amount
	(€ million)
Debt (as per Note 23)	510
Short-term debt obligations	(488)
Long-term debt	**22**

Pension, post-employment benefits and other provisions for employees

We provide post-employment benefits for certain of our active employees and retirees. We classify these benefits on the basis of the type of benefit provided and in particular as defined contribution plans, defined benefit obligations and other provisions for employees. At December 31, 2014 the liability for such obligations amounted to €77 million (€65 million at December 31, 2013). See Note 21 to the Annual Consolidated Financial Statements.

Qualitative and Quantitative Information on Financial Risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from the geographic distribution of our shipments, as we generally sell our models in the currencies of the various markets in which we operate, while our industrial activities are all based in Italy, and primarily denominated in Euro.

THE RESTRUCTURING AND SEPARATION TRANSACTIONS

On October 29, 2014 FCA, the holder of 90 percent of our common shares, announced its intention to separate Ferrari from FCA. The separation is expected to occur through a series of transactions, which we refer to as the "Separation" and include (i) a restructuring of Ferrari that was completed shortly before the pricing of the offering to which this prospectus relates, (ii) this offering and (iii) the distribution, expected to take place in early 2016, to holders of FCA's shares and mandatory convertible securities of FCA's remaining ownership interest in us through a series of corporate steps including the Dutch law demergers and merger described below. Although each step of the Separation will have been approved by all necessary corporate action on our part prior to the completion of this offering, the Separation may not be carried out as described in this prospectus or completed within the expected timeline, or at all, because completion of the Separation is within FCA's discretion and remains subject to various conditions as well as market conditions.

We believe that the Separation will enable us to pursue our business strategies with greater operational and financial independence while preserving the unique character of our business and organization. We believe that as a standalone company with an iconic brand name, we will be better positioned to promote and extend the value of our brand, maintain our heritage, attract and reward technical and management talent and further enhance Ferrari's position among the world's premier luxury lifestyle companies. We also expect that the Separation and our capital and organizational structure will offer a flexible and beneficial environment that will enable us to access directly sources of equity and debt capital to finance our business on favorable terms, as well as the opportunity to reward our most loyal shareholders with our loyalty voting program. Our listing on the New York Stock Exchange is also expected to increase our investment appeal, particularly in the United States which has historically been one of our largest and most important markets.

In connection with the Separation, we may apply for admission to listing and trading of our common shares on the Mercato Telematico Azionario, or MTA, organized and managed by Borsa Italiana S.p.A. Any listing on the MTA would occur at or after the completion of the Separation.

The Restructuring

We were originally established as a 100 percent owned subsidiary of FCA on May 24, 2013. The restructuring was carried out shortly before the date of this prospectus through the following steps:

- We acquired from Ferrari North Europe Limited (one of Ferrari's existing trading subsidiaries) its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange we issued to Ferrari North Europe Limited a note for £2.7 million (the "FNE Note");

- FCA transferred all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing at that point in time 90 percent of the share capital in Ferrari S.p.A.) to us and in exchange we issued to FCA a note for €7.9 billion (the "FCA Note");

- FCA contributed cash of €5.1 billion to us in consideration of the issue to FCA of 156,917,727 of our common shares and 161,917,727 of our special voting shares;

- We used €5.1 billion of the cash proceeds received from FCA to repay to FCA a portion of the FCA Note; the remaining principal outstanding on the FCA Note is €2.8 billion;

- Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to us in exchange for our common shares and special voting shares representing approximately 14.3 percent of our share capital; and

- Piero Ferrari transferred approximately 4.3 percent of our common shares and the same number of our special voting shares to FCA in exchange for €280 million in cash. As a result, Piero Ferrari retains an interest representing 10 percent of the economic and voting interest in us.

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Prior to the offering, Fiat Chrysler Automobiles N.V. ("FCA"), our largest shareholder, holds an interest of 90 percent in our share capital and controls us pursuant to the applicable provisions of Dutch law.

Exor is the largest shareholder of FCA and holds 29.16 percent of FCA outstanding common shares (as of May 14, 2015). As a result of FCA loyalty voting mechanism, Exor's voting power in FCA is approximately 44.27 percent. Exor is in turn controlled by Giovanni Agnelli e C. S.a.p.az ("G.A."), which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (*Societa' in Accomandita per Azioni*), founded by Gianni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat S.p.A. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests.

Piero Ferrari, the son of our founder, currently holds the remaining 10 percent interest in the share capital of Ferrari. See "The Restructuring and Separation Transactions."

The Ferrari common shares sold in the offering will consist exclusively of existing common shares to be sold by FCA. We will not issue new common shares to be sold in the offering. It is not expected that Piero Ferrari will sell any of his existing common shares in the offering.

The table below shows our current shareholders following the intended restructuring and our shareholders following the offering assuming all of the common shares offered by FCA are sold and that the underwriters' option to purchase additional common shares in the offering in exercised in full.

Shareholders	Current Number of Shares	% Share Capital	Number of Offer Shares sold	Shareholding Post-Offering	% Share Capital	Number of shares sold under the Over-Allotment Option	Shareholding Post-Global Offering if Over-Allotment Option exercised in full	% Share Capital
Fiat Chrysler Automobiles N.V.	170,029,440	90.00%	17,175,000	152,854,440	80.90%	1,717,150	151,137,290	80.00%
Piero Ferrari	18,892,160	10.00%	0	18,892,160	10.00%	0	18,892,160	10.00%
Public Shareholders	0	0%	0	17,175,000	9.10%	0	18,892,150	10.00%
Total	**188,921,600**	**100.00%**	**17,175,000**	**188,921,600**	**100.00%**	**1,717,150**	**188,921,600**	**100.00%**

Following the offering, FCA intends to demerge its interest in Ferrari. See "The Restructuring and Separation Transactions."

Related Party Transactions

Parties related to us are all entities and individuals capable of exercising control, joint control or significant influence over us and our subsidiaries, companies belonging to the FCA group and the companies controlled by Exor (including CNH Industrial NV and its subsidiaries), and our unconsolidated subsidiaries. In addition, members of our Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

We carry out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by us with these related parties are primarily of a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables. In particular, these transactions relate to:

Transactions with FCA

- the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. which are controlled by FCA;

New Business Netherlands N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2015 and 2014
(Unaudited)

	Note	For the three months ended June 30,		For the six months ended June 30,	
		2015	**2014**	**2015**	**2014**
		(€ thousand)			
Net revenues	6	765,789	728,682	1,386,737	1,348,571
Cost of sales	7	415,473	408,380	721,738	737,946
Selling, general and administrative costs	8	87,088	77,414	152,100	143,383
Research and development costs	9	137,462	132,109	291,106	275,875
Other expenses, net		3,724	6,044	3,788	6,317
EBIT		**122,042**	**104,735**	**218,005**	**185,050**
Net financial (expenses)/income	10	(7,904)	1,258	(5,962)	1,509
Profit before taxes		**114,138**	**105,993**	**212,043**	**186,559**
Income tax expense	11	38,229	32,457	71,064	58,644
Profit from continuing operations		**75,909**	**73,536**	**140,979**	**127,915**
Net profit		**75,909**	**73,536**	**140,979**	**127,915**
Net profit attributable to:					
Owners of the parent		*75,260*	*72,139*	*139,634*	*125,780*
Non-controlling interests		*649*	*1,397*	*1,345*	*2,135*
Basic and diluted earnings per common share (in €)	12	0.40	0.38	0.74	0.67

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

New Business Netherlands N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2015 and 2014
(Unaudited)

| | Attributable to owners of the parent | | | | | | |
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
				(€ thousand)			
At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282
Net profit	-	125,780	-	-	-	2,135	127,915
Other comprehensive (loss)/income	-	-	(29,439)	2,559	-	(310)	(27,190)
At June 30, 2014	3,778	2,368,095	13,757	7,036	(4,260)	28,601	2,417,007

| | Attributable to owners of the parent | | | | | | |
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
				(€ thousand)			
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313
Net profit	-	139,634	-	-	-	1,345	140,979
Other comprehensive (loss)/income	-	-	(34,061)	11,647	-	2,118	(20,296)
At June 30, 2015	3,778	2,643,248	(92,618)	41,559	(9,129)	12,158	2,598,996

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

New Business Netherlands N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.   **BACKGROUND AND GENERAL INFORMATION**

Fiat S.p.A., merged with and into Fiat Chrysler Automobiles N.V. in October 2014 (Fiat S.p.A. and Fiat Chrysler Automobiles are defined as "FCA" as the context requires and together with their subsidiaries the "FCA Group") acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership. The 90 percent shareholding was held by FCA until October   , 2015, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari until October   , 2015.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions (together defined as the "Separation") including (i) an intra-group restructuring which will result in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to New Business Netherlands N.V. to be renamed Ferrari N.V. (herein referred to as "Ferrari" or the "Company" and together with Ferrari S.p.A. and its subsidiaries the "Group"), (ii) the transfer of Piero Ferrari's 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA's remaining interest in Ferrari to its shareholders. After the Separation, Ferrari will operate as an independent, publicly traded company.

The transactions described above in (i) and (ii) (which are referred collectively to as the "Restructuring") were completed on October   , 2015 through the following steps:

- The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.7 million (the "FNE Note").

- FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the "FCA Note").

- FCA contributed cash of €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of the Company's common shares outstanding. €5.1 billion of the cash proceeds received from FCA were used to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which is expected to be refinanced through third party debt.

- Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company's common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprises: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which is expected to be subsequently refinanced. In preparing these interim condensed consolidated financial statements at and for the six months ended June 30, 2015 (the "Interim Condensed Consolidated Financial Statements"), the Company has retrospectively applied FCA's basis of accounting for the Restructuring based on the following:

(i)   The capital reorganization:

- The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3—"Business Combinations" but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8—"Accounting Policies, Changes in Accounting Estimates and Errors" states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the "Framework"). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA's recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

- The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—"Earnings per Share" which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2014. In particular:

  - The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.8 million, respectively, with an offset to retained earnings of €5.1 billion.

  - The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

  - The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 19.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii) The issuance of the FCA Note:

• The FCA Note and subsequent refinancing have not been reflected in the Interim Condensed Consolidated Financial Statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note eliminate on consolidation.

2.   **AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS**

These Interim Condensed Consolidated Financial Statements of New Business Netherlands NV were authorized for issuance by the Board of Directors on October 9, 2015 and authorized in respect of the Restructuring and the matters described in Note 27 on October   , 2015, and have been prepared in accordance with IAS 34—Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group's consolidated financial statements at and for the year ended December 31, 2014 (the "Consolidated Financial Statements"), which have been prepared in accordance with IFRS. The designation IFRS also includes International Accounting Standards ("IAS") as well as all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC" and "SIC"). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph "—New standards and amendments effective from January 1, 2015."

3.   **BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS**

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section "—Use of estimates" in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group's presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

The increase from the net deferred tax assets balance at December 31, 2014 to the balance at June 30, 2015 was primarily due to the effect of losses from our cash flow hedging instruments.

12. EARNINGS PER SHARE

As discussed in Note 1, the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014. Following the Restructuring, the Company has 188,921,600 common shares outstanding. The June 30, 2015 and 2014 share amounts have been adjusted retrospectively to reflect this change.

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,	
		2015	**2014**	**2015**	**2014**
		Common shares	**Common shares**	**Common shares**	**Common shares**
Profit attributable to owners of the parent	€ thousand	75,260	72,139	139,634	125,780
Weighted average number of common shares	thousand	188,922	188,922	188,922	188,922
Basic and diluted earnings per common share	**€**	**0.40**	**0.38**	**0.74**	**0.67**

Diluted earnings per share

Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.

13. INTANGIBLE ASSETS

	Balance at December 31, 2014	Additions	Disposals	Amortization	Translation differences	Balance at June 30, 2015
			(€ thousand)			
Intangible assets	**265,262**	**78,299**	**-**	**(60,843)**	**(35)**	**282,683**

Additions of €78,299 thousand in the six months ended June 30, 2015 primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.

For the six months ended June 30, 2015, the Group capitalized borrowing costs of €427 thousand. Those costs will be amortized over the useful life of the category of assets to which they relate.

14. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2014	Additions	Disposals	Depreciation	Translation differences	Balance at June 30, 2015
			(€ thousand)			
Property, plant and equipment	**585,185**	**72,543**	**(207)**	**(68,638)**	**(186)**	**588,697**

Receivables from financing activities

Receivables from financing activities are as follows:

	At June 30, 2015	At December 31, 2014
	(€ thousand)	
Client financing	1,113,013	939,284
Financial receivables from FCA Group companies	1,340	161,303
Factoring receivables	43,053	89,821
Dealer financing	24,585	33,611
Other	553	427
Total	**1,182,544**	**1,224,446**

The decrease in financial receivables from FCA Group companies primarily relates to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.

18.   CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2015		At December 31, 2014	
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)			
Cash flow hedge:				
Foreign currency forwards	5,976	(163,807)	8,004	(100,620)
Total cash flow hedges	**5,976**	**(163,807)**	**8,004**	**(100,620)**
Other foreign exchange derivatives	547	(2,026)	743	(3,473)
Other financial assets/(liabilities)	**6,523**	**(165,833)**	**8,747**	**(104,093)**

Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.

19.   EQUITY

As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014.

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand, at June 30, 2015 and December 31, 2014, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company will not issue new common shares or special voting shares in the anticipated initial public offering and will not receive any of the proceeds. Additionally, following the initial public offering, 18,892,150 special voting shares will be held in treasury until investors elect and qualify to participate in the loyalty voting program.

The loyalty voting structure

We expect that FCA and Piero Ferrari will participate in our loyalty voting program and, therefore, will effectively hold two votes for each of the common shares they hold. FCA shareholders that participate in FCA's loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the Separation. Investors who purchase common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company's shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company's earnings per share calculation.

<u>*Share premium*</u>

Retained earnings and other reserves includes the share premium reserve of €5,976,272 thousand at June 30, 2015 and December 31, 2014, respectively, which resulted from the issuance of common shares pursuant to the Restructuring.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,	
	2015	**2014**	**2015**	**2014**
		(€ thousand)		
Items that may be reclassified to the consolidated income statement in subsequent periods:				
Gains/(losses) on cash flow hedging instruments arising during the period	46,927	(16,660)	(141,259)	(19,548)
(Gains)/losses on cash flow hedging instruments reclassified to the consolidated income statement	39,878	(11,170)	91,637	(23,365)
Gains/(losses) on cash flow hedging instruments	**86,805**	**(27,830)**	**(49,622)**	**(42,913)**
Exchange differences on translating foreign operations arising during the period	(10,971)	1,972	13,765	2,249
Total items that may be reclassified to the consolidated income statement in subsequent periods	**75,834**	**(25,858)**	**(35,857)**	**(40,664)**
Total other comprehensive income/(loss)	**75,834**	**(25,858)**	**(35,857)**	**(40,664)**
Related tax impact	(27,257)	8,738	15,561	13,474
Total other comprehensive income/(loss), net of tax	**48,577**	**(17,120)**	**(20,296)**	**(27,190)**

Losses on cash flow hedging instruments arising during the six months ended June 30, 2015 and 2014 relate to losses recognized on the fair value measurement of derivative financial instruments used for cash flow hedging purposes. The increase in the losses on cash flow hedging instruments arising during the six months ended June 30, 2015 compared to June 30, 2014 is due to fluctuations in foreign currency exchange rates during the period.

26.   ENTITY-WIDE DISCLOSURES

The following table presents an analysis of net revenues by geographic location of the Group's customers for the three and six months ended June 30, 2015 and 2014:

	For the three months ended June 30,		For the six months ended June 30,	
	2015	**2014**	**2015**	**2014**
	(€ thousand)			
Italy	61,257	119,808	115,794	227,920
Other EMEA	306,858	335,178	591,055	621,762
Americas (1)	258,202	155,689	436,333	285,836
Greater China (2)	54,398	65,044	101,163	107,754
Rest of APAC (3)	85,074	52,963	142,392	105,299
Total net revenues	**765,789**	**728,682**	**1,386,737**	**1,348,571**

(1) Includes United States of America, Canada, Mexico and the rest of Central and South America
(2) Includes mainland China, Hong Kong and Taiwan
(3) Mainly relates to Japan and Australia

27.   SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 9, 2015, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver's side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver's airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. The estimated costs associated with this recall are not expected to be material.

On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A., an FCA Group company. The total sale price amounted to €37 million and reflects the market value, as determined by an independent valuation. At June 30, 2015, the net book value of the assets and liabilities disposed of was €31 million.

New Business Netherlands N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2014, 2013 and 2012

	Note	For the years ended December 31,		
		2014	2013	2012
		(€ thousand)		
Net revenues	4	2,762,360	2,335,270	2,225,207
Cost of sales	5	1,505,889	1,234,643	1,198,901
Selling, general and administrative costs	6	300,090	259,880	242,819
Research and development costs	7	540,833	479,294	431,456
Other expenses/(income), net	8	26,080	(2,096)	16,534
EBIT		**389,468**	**363,549**	**335,497**
Net financial income/(expenses)	9	8,765	2,851	(898)
Profit before taxes		**398,233**	**366,400**	**334,599**
Income tax expense	10	133,218	120,301	101,109
Net profit		**265,015**	**246,099**	**233,490**
Net profit attributable to:				
Owners of the parent		*261,371*	*240,774*	*225,403*
Non-controlling interests	3	*3,644*	*5,325*	*8,087*
Basic and diluted earnings per common share (in €)	12	1.38	1.27	1.19

The accompanying notes are an integral part of the Consolidated Financial Statements.

New Business Netherlands N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2014, 2013 and 2012

	Attributable to owners of the parent						
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
				(€ thousand)			
At January 1, 2012	**3,778**	**1,776,414**	**(46,936)**	**16,713**	**(2,052)**	**21,326**	**1,769,243**
Dividends declared	-	-	-	-	-	(7,149)	(7,149)
Net profit	-	225,403	-	-	-	8,087	233,490
Other comprehensive income/(loss)	-	-	52,675	(5,408)	(1,595)	(143)	45,529
At December 31, 2012	**3,778**	**2,001,817**	**5,739**	**11,305**	**(3,647)**	**22,121**	**2,041,113**
Net profit	-	240,774	-	-	-	5,325	246,099
Other comprehensive income/(loss)	-	-	37,457	(6,828)	(613)	(639)	29,377
Other changes	-	(276)	-	-	-	(31)	(307)
At December 31, 2013	**3,778**	**2,242,315**	**43,196**	**4,477**	**(4,260)**	**26,776**	**2,316,282**
Dividends declared	-	-	-	-	-	(79,369)	(79,369)
Transaction with non-controlling interest	-	(1,263)	-	-	-	55,243	53,980
Net profit	-	261,371	-	-	-	3,644	265,015
Other comprehensive (loss)/income	-	-	(101,753)	25,435	(3,678)	2,401	(77,595)
Reclassification(1)	-	1,191	-	-	(1,191)	-	-
At December 31, 2014	**3,778**	**2,503,614**	**(58,557)**	**29,912**	**(9,129)**	**8,695**	**2,478,313**

(1) Relates to the reclassification of the actuarial gain recognized on the remeasurement of the defined benefit pension plan of the former Chairman of the Group.

The accompanying notes are an integral part of the Consolidated Financial Statements.

1.   **BACKGROUND AND BASIS OF PRESENTATION**

Background

Ferrari is among the world's leading luxury brands. The activities of Ferrari S.p.A. and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 180 independent dealers. The Ferrari brand is licensed to a select number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 32 Ferrari stores and on our website. To facilitate the sale of new and used cars, we provide various forms of financing, through our financial services entities, to both clients and dealers. We also participate in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of our marketing and promotion activities and an important source of innovation supporting the technological advancement of our sport and street cars.

Fiat S.p.A., subsequently merged with and into Fiat Chrysler Automobiles N.V. (Fiat S.p.A. and Fiat Chrysler Automobiles are defined as "FCA" as the context requires and together with their subsidiaries the "FCA Group") acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership. The 90 percent shareholding was held by FCA until October   , 2015, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari until October   , 2015.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions (together defined as the "Separation") including (i) an intra-group restructuring which will result in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to New Business Netherlands N.V., to be renamed Ferrari N.V. (herein referred to as "Ferrari" or the "Company" and together with Ferrari S.p.A. and its subsidiaries the "Group"), (ii) the transfer of Piero Ferrari's 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA's remaining interest in Ferrari to its shareholders. After the Separation, Ferrari will operate as an independent, publicly traded company.

The transactions described above in (i) and (ii) (which are referred collectively to as the "Restructuring") were completed on October   , 2015 through the following steps:

- The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.7 million (the "FNE Note").

- FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the "FCA Note").

- FCA contributed cash of €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA will own 170,029,440 common shares and special voting shares, equal to 90 percent of the Company's common shares outstanding. €5.1 billion of the cash proceeds received from FCA were used to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which is expected to be refinanced through third party debt.

- Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari will own 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company's common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprises: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which is expected to be subsequently refinanced. In preparing these consolidated financial statements, the Company has retrospectively applied FCA's basis of accounting for the Restructuring based on the following:

    (i)   The capital reorganization:

- The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3—"Business Combinations" but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8—"Accounting Policies, Changes in Accounting Estimates and Errors" states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the "Framework"). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA's recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

- The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33—"Earnings per Share" which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2012. In particular:

        - The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as an increase in share capital and share premium in the amounts of €3.2 million and €5,098.8 million, respectively, with an offset to retained earnings of €5.1 billion.

        - The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as an increase in share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

        - The historical number of common shares, nominal value per common share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 20.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii) The issuance of the FCA Note:

• The FCA Note and subsequent refinancing have not been reflected in the consolidated financial statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note eliminate on consolidation.

Basis of preparation

Authorization of consolidated financial statements and compliance with International Financial Reporting Standards

These consolidated financial statements of New Business Netherlands NV were authorized for issuance on October 9, 2015 and authorized in respect of the Restructuring and the matters described in Note 31 on October   , 2015.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The designation IFRS also includes International Accounting Standards ("IAS") as well as all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC" and "SIC").

The consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis.

The Group's presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Transactions with FCA

The Group generates a portion of its net revenues from sale of goods to other FCA Group companies. In particular, net revenues generated from FCA Group companies amounted to €266,641 thousand, €207,519 thousand and €86,123 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. See Note 27 for further details.

The Group enters into commercial transactions with the FCA Group in the ordinary course of business. Receivables and payables are settled in the ordinary course of business and are recorded as assets and liabilities on the consolidated statement of financial position.

The Group receives various services, including human resources, payroll, financial reporting and tax, customs, accounting and treasury, institutional and industrial relations, procurement of insurance coverage, internal audit, IT and systems, risk, corporate security, executive compensation, legal and corporate affairs from the FCA Group. The costs associated with the services totaled €10,486 thousand, €10,773 thousand and €11,331 thousand for the years ended December 31, 2014, 2013 and 2012, respectively. Historically, these costs have been re-charged by the FCA Group based on the actual costs incurred for the services provided to the Group and are reflected as expenses according to their nature in the consolidated financial statements.

With respect to the general corporate costs that are incurred by FCA on behalf of its entire group, which include the costs of the executive officers of the FCA Group, costs of the corporate functions including treasury,

(2) Shareholding held by Ferrari Financial Services S.p.A.
(3) Shareholding held by Ferrari North America Inc.

The proportion of voting rights in the subsidiaries held directly by Ferrari S.p.A. does not differ from the proportion of common shares held. Ferrari S.p.A. does not have any shareholdings in preference shares of subsidiaries.

As permitted by IFRS, certain subsidiaries (mainly dormant companies or entities with insignificant operations) are excluded from consolidation on a line-by-line basis and are accounted for at cost. Their aggregate assets and revenues represent less than 1 percent of the Group's respective amounts for each period and at each date presented by these Consolidated Financial Statements.

Non-controlling interests

The non-controlling interests arise from the Group's holdings in Ferrari International Cars Trading (Shanghai) Co. Ltd ("FICTS") and Ferrari Financial Services S.p.A. and its subsidiaries (the "FFS Group"):

	At December 31,	
	2014	**2013**
	(€ thousand)	
Equity attributable to non-controlling interests	**8,695**	**26,776**
Of which attributable to FICTS	*4,109*	*23,102*
Of which attributable to FFS Group	*4,586*	*3,674*

	For the years ended December 31,		
	2014	**2013**	**2012**
	(€ thousand)		
Net profit attributable to non-controlling interests	**3,644**	**5,325**	**8,087**
Of which attributable to FICTS	*3,059*	*4,497*	*6,999*
Of which attributable to FFS Group	*585*	*828*	*1,088*

The non-controlling interests in the FFS Group and FICTS are not considered to be significant to the Group.

Restrictions

The Group may be subject to restrictions which limit its ability to use cash in relation to its interest in FICTS. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on the Group's review, it does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements.

4. NET REVENUES

Net revenues are as follows:

	For the years ended December 31,		
	2014	**2013**	**2012**
	(€ thousand)		
Cars and spare parts	1,943,729	1,655,185	1,695,285
Engines	311,155	187,915	76,535
Sponsorship, commercial and brand	416,673	412,004	384,793
Other	90,803	80,166	68,594
Total net revenues	**2,762,360**	**2,335,270**	**2,225,207**

12.   EARNINGS PER SHARE

As discussed in Note 1, the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2012. Following the Restructuring, the Company has 188,921,600 common shares outstanding. The December 31, 2014, 2013 and 2012 share amounts have been adjusted to retrospectively reflect this change.

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2014, 2013 and 2012:

		For the years ended December 31,		
		2014	**2013**	**2012**
Profit attributable to owners of Ferrari	€ thousand	261,371	240,774	225,403
Weighted average number of common shares	thousand	188,922	188,922	188,922
Basic earnings per common share	**€**	**1.38**	**1.27**	**1.19**

Diluted earnings per share

Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the years presented**.**

13.   GOODWILL

At December 31, 2014, goodwill amounted to €787,178 thousand (€787,178 thousand at December 31, 2013).

In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs to sell and its value in use.

The assumptions used in this process represent management's best estimate for the period under consideration. The estimate of the value in use of the CGU for purposes of performing the annual impairment test was based on the following assumptions:

- The expected future cash flows covering the period from 2015 through 2019 have been derived from the Ferrari business plan. In particular the estimate considers expected EBITDA adjusted to reflect the expected capital expenditure. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flows are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends for the CGU over the period considered.

- The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered, which were calculated by using the specific medium/long-term growth rate for the sector equal to 1.0 percent (1.0 percent in 2013 and 2.0 percent in 2012).

The Group reclassified gains and losses, net of the tax effect, from other comprehensive income/(loss) to the consolidated income statement as follows:

	For the years ended December 31,		
	2014	**2013**	**2012**
	(€ thousand)		
Net revenues	20,111	7,636	(43,184)
Net financial (expenses)/income	(16,788)	10,982	2,688
Income tax (expense)/income	(1,043)	(5,846)	12,716
Total recognized in the consolidated income statement	**2,280**	**12,772**	**(27,780)**

The ineffectiveness of cash flow hedges was not material for the years 2014, 2013 and 2012.

20.   EQUITY

As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as defined herein), the Restructuring has been retrospectively reflected in these Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2012.

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand, at December 31, 2014, 2013 and 2012, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company will not issue new common shares or special voting shares in the anticipated initial public offering and will not receive any of the proceeds. Additionally, following the initial public offering, 18,892,150 special voting shares will be held in treasury until investors elect and qualify to participate in the loyalty voting program.

The loyalty voting structure

We expect that FCA and Piero Ferrari will participate in our loyalty voting program and, therefore, will effectively hold two votes for each of the common shares they hold. FCA shareholders that participate in FCA's loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the Separation. Investors who purchase common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company's shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company's earnings per share calculation.

Share premium

Retained earnings and other reserves includes the share premium reserve of €5,976,272 thousand at December 31, 2014, 2013 and 2012, respectively, which resulted from the issuance of common shares pursuant to the Restructuring.

a decrease in profit before taxes of €598 thousand on an annual basis (€481 thousand at December 31, 2013). The analysis is based on the assumption that floating rate financial assets and debt which expires during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.

30. ENTITY-WIDE DISCLOSURES

The following table presents an analysis of net revenues by geographic location of the Group's clients:

	For the years ended December 31,		
	2014	**2013**	**2012**
	(€ thousand)		
Italy	514,277	372,817	216,331
Other EMEA	1,113,823	1,008,015	1,049,188
Americas[1]	635,507	536,483	505,940
Greater China[2]	289,069	235,399	239,589
Rest of APAC[3]	209,684	182,556	214,159
Total net revenues	**2,762,360**	**2,335,270**	**2,225,207**

(1) Includes United States, Canada, Mexico and the rest of Central and South America
(2) Includes mainland China, Hong Kong and Taiwan
(3) Mainly relates to Japan and Australia

The following table presents an analysis of non-current assets other than financial instruments and deferred tax assets by geographic location:

	At December 31,							
	2014				**2013**			
	Property, plant and equipment	**Investment properties**	**Goodwill**	**Intangible assets**	**Property, plant and equipment**	**Investment properties**	**Goodwill**	**Intangible assets**
	(€ thousand)							
Italy	576,388	35,565	787,178	260,990	559,007	36,640	787,178	238,324
Other EMEA	3,194	-	-	2,205	3,373	-	-	2,288
Americas[1]	3,696	-	-	1,035	3,366	-	-	657
Greater China[2]	711	-	-	1	1,589	-	-	229
Rest of APAC[3]	1,196	-	-	1,031	479	-	-	669
Total	**585,185**	**35,565**	**787,178**	**265,262**	**567,814**	**36,640**	**787,178**	**242,167**

31. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 9, 2015, which is the date the consolidated financial statements were authorized for issuance.

On July 14, 2015, we issued a safety recall report with the NHTSA, after being notified by Takata Corporation that certain driver's side airbags manufactured by Takata, installed in certain model year 2015 cars, were defective. The recall impacts 814 of our model year 2015 cars sold in the United States and also relates to up to an additional 1,600 model year 2015 cars in other regions. The defect, caused by pre-assembled airbags supplied by Takata, relates to insufficient gluing of the airbag cover and a possible incorrect installation of the driver's airbag cushion. The replacement component has been produced with improved gluing methods as well as improved airbag assembly measures. We have implemented a recall to remedy this safety defect. The estimated costs associated with this recall are not expected to be material.

On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A., an FCA Group company. The total sale price amounted to €37 million and reflects the market value, as determined by an independent valuation. At June 30, 2015, the net book value of the assets and liabilities disposed of was €31 million.